UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
                      EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2001

                               OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

         For the transition period from   N/A   to   N/A


                 COMMISSION FILE NUMBER 1-5046


                 CNF INC. THRIFT AND STOCK PLAN


                            CNF INC.
             Incorporated in the State of Delaware
         I.R.S. Employer Identification No. 94-1444798
       3240 Hillview Avenue, Palo Alto, California  94304
                Telephone Number (650) 494-2900


                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   CNF Inc. Thrift and Stock Plan


June 28, 2002                      /s/  Mark C. Thickpenny
                                   Mark C. Thickpenny
                                   Vice President and Treasurer





The report of Arthur Andersen LLP covering the 2000 financial statements is a copy of a report previously issued by Andersen on June 22, 2001. We have not been able to obtain a re-issued report from Andersen. Andersen has not consented in this Annual Report on Form 11-K to the incorporation by reference of its report into the registration statement (No. 333-48733, 333-56667, 333-92399, 333-36180, 333-54558). Because Andersen has not
consented in this filing to the incorporation by reference of its report into the aforementioned registration statement, it may be more difficult for you to seek remedies against Andersen and your ability to seek relief against Andersen may be impaired.







     CNF INC.
     THRIFT AND STOCK PLAN

     FINANCIAL STATEMENTS AND SCHEDULE
     AS OF DECEMBER 31, 2001 AND 2000
     AND FOR THE YEAR ENDED DECEMBER 31, 2001
     TOGETHER WITH AUDITORS' REPORT




                     Independent Auditors' Report





To the Compensation Committee of the
   CNF Inc. Board of Directors:

We have audited the accompanying statement of net assets available for plan benefits of the CNF Inc. Thrift and Stock Plan as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our  audit was performed for the purpose of forming an opinion on  the
basic  financial  statements  taken  as  a  whole.   The  supplemental
schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's managment. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic finanical statements taken as a whole.



/s/ KPMG LLP
KPMG LLP


Portland, Oregon,
June 24, 2002



THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
  CNF Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the CNF Transportation Inc. Thrift and Stock Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2000 and 1999, and the changes in its financial status for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Portland, Oregon,
  June 22, 2001





                               CNF INC.
                         THRIFT AND STOCK PLAN
                      DECEMBER 31, 2001 AND 2000




              INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Plan Benefits as of
   December 31, 2001                                              1

 Statement of Net Assets Available for Plan Benefits as of
   December 31, 2000                                              2

 Statement of Changes in Net Assets Available for Plan
   Benefits for the Year Ended December 31, 2001                  3


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                        4


SUPPLEMENTAL SCHEDULE:

 Schedule I: Schedule H, Part IV, Line 4i - Schedule of Assets
             Held at End of Year as of December 31, 2001         10

                                                       CNF INC.
                                                THRIFT AND STOCK PLAN
                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               AS OF DECEMBER 31, 2001


                                               Participant
                                                 Directed             Non-Participant Directed
                                              -------------  --------------------------------------------
                                                               Restricted    CNF Preferred  CNF Preferred
                                                               CNF Common      Stock Fund-    Stock Fund-
                                                               Stock Fund        Allocated    Unallocated      Total
                                              -------------  ------------     ------------  ------------- ------------
ASSETS:
  Investments, at fair value-
     Shares in registered
       investment companies                  $  340,254,896  $        -      $         -    $         -   $340,254,896
     Common trust funds                         140,715,551           -                -              -    140,715,551
     Participant loans                           43,657,726           -                -              -     43,657,726
     CNF equity                                  39,299,517    51,528,893       66,533,565    109,507,587  266,869,562

          Total investments                     563,927,690    51,528,893       66,533,565    109,507,587  791,497,735

  Contributions receivable-
    Participants                                  2,101,891           -                -              -      2,101,891
    Company                                             -       1,406,151              -              -      1,406,151

          Total contributions receivable          2,101,891     1,406,151              -              -      3,508,042

  Due from CNF Preferred Stock Fund -
    Unallocated                                         -         869,440        2,698,322            -      3,567,762
  Dividend receivable                                   -             -                -        5,273,576    5,273,576
  Cash                                                  -             -                -          125,116      125,116

          Total assets                          566,029,581    53,804,484       69,231,887    114,906,279  803,972,231

LIABILITIES:
  Notes payable (Note 4)                                -             -                -     (120,500,000)(120,500,000)
  Accrued interest payable                              -             -                -       (4,403,150)  (4,403,150)
  Due to CNF Restricted Common Stock Fund               -             -                -         (869,440)    (869,440)
  Due to CNF Preferred Stock Fund - Allocated           -             -                -       (2,698,322)  (2,698,322)

          Total liabilities                             -             -                -     (128,470,912)(128,470,912)

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $  566,029,581  $ 53,804,484    $  69,231,887  $ (13,564,633)$675,501,319



                 See accompanying notes to financial statements.


                                                        CNF INC.
                                                THRIFT AND STOCK PLAN
                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               AS OF DECEMBER 31, 2000


                                               Participant
                                                 Directed             Non-Participant Directed
                                              -------------  --------------------------------------------
                                                               Restricted    CNF Preferred  CNF Preferred
                                                               CNF Common      Stock Fund-    Stock Fund-
                                                               Stock Fund        Allocated    Unallocated      Total
                                              -------------  ------------     ------------  ------------- ------------
ASSETS:
 Investments, at fair value-
  Shares in registered investment companies  $  398,436,046  $        -       $        -    $        -   $ 398,436,046
     Common trust funds                         129,702,963           -                -             -     129,702,963
     Participant loans                           45,242,438           -                -             -      45,242,438
     CNF equity                                  40,657,900    49,384,105       61,897,800    119,580,640  271,520,445
                                              -------------  ------------     ------------  ------------- ------------
          Total investments                     614,039,347    49,384,105       61,897,800    119,580,640  844,901,892


  Contributions receivable-
    Participants                                  2,496,919           -                -             -       2,496,919
    Company                                              -      1,737,410              -             -       1,737,410
                                              -------------  ------------     ------------  ------------- ------------
          Total contributions receivable          2,496,919     1,737,410              -             -       4,234,329


  Due from CNF Preferred Stock Fund - Unallocated        -        747,626        2,722,797           -       3,470,423
  Dividend receivable                                    -            -                -        5,375,777    5,375,777
  Cash                                                   -            -                -          145,088      145,088
                                              -------------  ------------     ------------  ------------- ------------
          Total assets                          616,536,266    51,869,141       64,620,597    125,101,505  858,127,509


LIABILITIES:
  Notes payable (Note 4)                                 -            -                -     (128,000,000)(128,000,000)
  Accrued interest payable                               -            -                -       (4,628,150)  (4,628,150)
  Due to CNF Restricted Common Stock Fund                -            -                -         (747,626)    (747,626)
  Due to CNF Preferred Stock Fund - Allocated            -            -                -       (2,722,797)  (2,722,797)
  Due to EWW Savings Plan for net assets to
    be transferred (Note 1)                     (26,510,152)   (1,954,825)      (2,250,395)          -     (30,715,372)
                                              -------------  ------------     ------------   ------------ ------------
          Total liabilities                     (26,510,152)   (1,954,825)      (2,250,395)  (136,098,573)(166,813,945)
                                              -------------  ------------     ------------   ------------ ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $  590,026,114  $ 49,914,316  $    62,370,202 $  (10,997,068)$691,313,564
                                              =============  ============     ============   ============ ============

 See accompanying notes to financial statements.



                                                       CNF INC.
                                                THRIFT AND STOCK PLAN
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         FOR THE YEAR ENDED DECEMBER 31, 2001



                                                Participant
                                                 Directed            Non-Participant Directed
                                              -------------   ---------------------------------------
                                                               Restricted CNF Preferred CNF Preferred
                                                               CNF Common  Stock Fund -  Stock Fund -
                                                               Stock Fund    Allocated   Unallocated        Total
                                              -------------   -----------   -----------  -----------   -------------
ADDITIONS:
  Participant contributions                   $  60,959,323   $       -     $       -   $        -     $  60,959,323
  Company contributions                                 -       6,920,085           -      7,500,000      14,420,085
  Excess preferred stock dividends (Note 1)             -       1,799,284           -            -         1,799,284
  Rollover contributions                          3,221,417           -             -            -         3,221,417
  Liquidating transfer in from Common
    Stock Fund                                    6,232,716           -             -            -         6,232,716
  Allocation of preferred shares
    to participants at cost                             -             -       7,282,245          -         7,282,245
  Dividend and interest income                    6,977,722       591,256           -     10,606,570      18,175,548
  Net appreciation (depreciation) in fair
    value of investments (Note 3)               (65,555,287)      371,284     2,245,671   (2,786,306)    (65,724,638)

          Total additions                        11,835,891     9,681,909     9,527,916   15,320,264      46,365,980

DEDUCTIONS:
  Excess preferred stock dividends (Note 1)             -             -             -     (1,799,284)     (1,799,284)
  Distributions to participants                 (39,158,828)   (5,131,530)          (38)         -       (44,290,396)
  Allocation of preferred shares
    to participants                                     -           -               -     (7,282,245)     (7,282,245)
  Interest expense                                      -           -               -     (8,806,300)     (8,806,300)

          Total deductions                      (39,158,828)   (5,131,530)          (38) (17,887,829)    (62,178,225)

INTERFUND TRANSFERS, net                          3,326,404      (660,211)   (2,666,193)         -               -

          Net increase (decrease)               (23,996,533)    3,890,168     6,861,685   (2,567,565)    (15,812,245)

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, December 31, 2000                   590,026,114    49,914,316    62,370,202  (10,997,068)    691,313,564

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, December 31, 2001                 $ 566,029,581   $53,804,484   $69,231,887 $(13,564,633)  $ 675,501,319


See accompanying notes to financial statements.


                               CNF INC.
                         THRIFT AND STOCK PLAN
              NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


1.  Description of Plan

     The following description of the CNF Inc. Thrift and Stock Plan (the Plan or TASP) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

  General: The Plan, which is administered by CNF Inc. (formerly CNF Transportation Inc. and referred to as the Company or CNF), consists of a profit-sharing portion and a stock bonus portion that provides eligible employees the opportunity to save for their retirement and to increase their ownership in the Company by accumulating CNF stock.

  The Plan is intended to qualify as a profit sharing plan under
Section 401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the CNF Inc. Benefits Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of the Company. The Committee reports directly to the Compensation Committee of the Company's Board of Directors. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.

  Amendment: During 2000, the Company amended the Plan and the EWW Savings Plan. Effective September 19, 2000, the Emery Worldwide (EWW) pilots ceased participation in the Plan and their elective deferrals began being contributed to the EWW Savings Plan. Transfer of the EWW pilots' vested balance in the Plan was transferred to the EWW Savings Plan effective December 20, 2000. The unvested portion of each pilot's account will remain in the Plan until vested. Any balances remaining in the Plan until transferred to the EWW Savings Plan will continue to be invested as provided under the Plan. The pilots' vested balances, which were reported as a payable to the EWW Savings Plan as of December 31, 2000, were transferred in 2001 to the EWW Savings Plan.

  Effective July 31, 2001, the Company's Board of Directors voted to terminate the CNF Transportation Inc. Common Stock Fund (Common Stock
Fund). Prior to its termination, a participant of the Common Stock Fund could elect to transfer the actuarial equivalent annuity value of the participant's vested Common Stock Fund account balance to the Plan upon retirement or termination. Upon termination of the Common Stock Fund, participants elected to transfer their fully vested Common Stock Fund account balances to either the Plan or the Company's Retirement Plan. As a result of participant elections, an actuarial equivalent annuity value of $6,232,716 was transferred in 2001 from the Common Stock Fund to the Plan.

  Eligibility: An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must perform 1 year of service and complete 1000 hours before entering the Plan.

  Contributions: Participants may contribute up to 18% of their compensation, as defined by the Plan and subject to certain limitations. The Company makes matching contributions equal to 50% of participants' contributions, but not exceeding 1.5% of their compensation, as defined. Company contributions are in the form of allocations of the Company's Series B Cumulative Convertible Preferred Stock (Preferred Stock) and CNF Inc. Common Stock (Common Stock) or in the form of cash. Cash dividends on Preferred Stock are used for debt service on the notes payable (see Note 4). Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. For the year ended December 31, 2001, annual interest requirements were less than annual Preferred Stock cash dividends received by the Plan. At December 31, 2001, $869,440 of cash dividends in excess of interest payments was available to reduce Company matching contributions and was included in Due from CNF Preferred Stock Fund and Due to CNF Restricted Stock Fund on the Statement of Net Assets Available for Plan Benefits. Total excess cash dividends of $1,799,284 were used by the Company to purchase Common Stock for matching contributions during 2001.

  For the year ended December 31, 2001, contributions to the Plan consisted of the following:

   Matching Contributions:
      Preferred Stock
         Company match of Preferred Stock   $ 3,355,408
         Forfeited Preferred Stock               64,603

      Common Stock
         Company match of Common Stock        6,920,085
         Forfeited Common Stock                 165,167
         Preferred Stock dividends in
           excess of interest requirements    1,799,284
                                            $12,304,547

  The Company match of Preferred Stock is included in the allocation of preferred shares to participants of $7,282,245 shown in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001.

  In addition to its match of Preferred and Common Stock, the Company in 2001 contributed $7,500,000 to the Plan for payment of the notes payable described in Note 4.

  Participant Accounts: The Plan allows participants to select the type of investment fund in which their contributions can be invested. The Company's matching contributions cannot be directed by the participant and are deposited into the Preferred Stock Fund - Allocated and Restricted CNF Common Stock Fund. Upon reaching age 55 and having completed at least 10 years of participation in the Plan, participants may elect once each year to transfer up to 100% of their assets from the Restricted CNF Common Stock Fund and Preferred Stock Fund - Allocated to investment options other than Company stock.

  Allocations of the Company's matching contributions are based upon a percentage of participant contributions as described above.
Allocations of net Plan earnings are based upon participants' account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

  Vesting: Participants' contributions plus earnings thereon are immediately vested. The Company's matching contributions are fully vested after two years of service with the Company have been completed. If the employee is terminated prior to two years of service with the Company, the matching contributions are forfeited. Forfeited shares of common and preferred stock are used to reduce future Company contributions.

  Participant Loans: The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans are allowed to the extent of employee contributions and can generally be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a rate determined by the loan committee (prime rate plus 1% for 2001 and 2000). Loans outstanding at December 31, 2001 bear interest at rates ranging from 7.00% to 11.00%. Principal and interest are paid ratably through payroll deductions.

  Payments and Benefits: Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a distribution of their accounts upon determination of disability by the U.S. Social Security Administration or the Company's benefit department. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that (1) participants' accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participants' allocation of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, be paid in shares or in cash.

  Plan Termination: Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.


2.  Summary of Significant Accounting Policies

  Basis of Accounting: The accompanying financial statements have been prepared using the accrual method of accounting.

  Financial Instruments: The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2001 and 2000 except for (1) participant loans outstanding that are valued at cost, which approximates fair value and (2) Preferred Stock, which does not have a quoted market value, and is stated at fair value as determined by an annual independent appraisal.

  The notes payable in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2001 and 2000 was approximately $126,000,000 and $135,000,000, respectively. Fair value was estimated based on the expected future payments discounted at market rates.

  Investments: The Plan invests in various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Plan Benefits.

  Income Recognition: The difference in market value from one period to the next is included in net appreciation (depreciation) in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Plan Benefits. The net appreciation (depreciation) in fair value of investments also includes realized gains and losses.

  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

  The Plan is charged a wrap fee for each investment transaction recorded in the Trust. Accordingly, these costs result in an overall reduction in the investment returns recorded by each underlying asset.

  Operating Expenses: During 2001, the Company paid all administrative expenses of the Plan.

  Payment of Benefits: Benefits paid to participants are recorded upon distribution.

  Reclassifications: Certain prior-year amounts have been reclassified to conform with the current-year presentation.

  Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

3.  Investments

  The investment options available to participants were revised during 2001. Two new funds were added as investment options for participants, while three funds were removed from the Plan.

  The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 and 2000.


                                                   December 31,
                                                 2001         2000
Participant Directed Investments:
  Shares in Registered Investment Companies:
    T. Rowe Price Growth Stock Fund, 4,951,431
      and 5,098,030 shares, respectively        $119,725,591  $138,666,405
    T. Rowe Price Equity Income Fund,
      3,617,790 and 3,288,744 shares,
      respectively                                85,560,736    81,133,316
    T. Rowe Price Science and Technology Fund,
      3,866,038 and 3,577,241 shares,
      respectively                                80,877,515   127,242,469

  Common Trust Funds:
    T. Rowe Price U.S. Treasury Money Market
      Trust, 70,383,475 and 58,856,859 shares,
      respectively                                70,383,475    58,856,859
    T. Rowe Price Retirement Strategy Trust -
      Balanced, 1,703,991 and 953,356 shares,
      respectively                                35,766,765    21,097,770

  Participant Loans                               43,657,726    45,242,438

  Unrestricted CNF Common Stock, 1,171,372
    and 1,202,452 shares, respectively            39,299,517    40,657,900

Non-Participant Directed Investments:
  Restricted CNF Common Stock, 1,535,884
    and 1,460,526 shares, respectively          51,528,893     49,384,105
  CNF Preferred Stock - Allocated, 301,056
    and 281,354 shares, respectively            66,533,565     61,897,800
  CNF Preferred Stock - Unallocated,
    495,509 and 543,548 shares, respectively   109,507,587    119,580,640

  During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

   Shares in registered investment companies   $ (64,413,967)
   Common trust funds                             (4,965,281)
   CNF Common Stock                                4,195,245
   CNF Preferred Stock                              (540,635)
                                               $ (65,724,638)

  In May 1989, the Plan purchased 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock (Preferred Stock) for $150,009,863 using proceeds from the issuance of notes (see Note 4). The Preferred Stock can only be issued to the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the Preferred Stock cash dividend on shares previously allocated to the participants with the remainder used to satisfy a portion of the Company's matching contribution requirement. In connection with a participant's termination from the Plan, the Preferred Stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock.

  At December 31, 2001 and 2000, 318,797 and 299,255 shares of
Preferred Stock, respectively, had been allocated and 477,768 and 525,647 shares, respectively, were unallocated and were pledged as collateral against the Plan Notes, as defined below. Preferred Stock of 17,741 and 17,901 shares were allocated to participant accounts after December 31, 2001 and 2000, respectively, but related to participant activity for the years ended December 31, 2001 and 2000, respectively. Accordingly, this Preferred Stock is accrued as Due from (Due to) the Preferred Stock Fund - Unallocated (Preferred Stock Fund - Allocated) to reflect the accrued allocation between funds. Amounts transferred between funds are allocated at historical cost and the historical cost of all shares of Preferred Stock allocated in the year ended December 31, 2001 was $7,282,245.



4.  Notes Payable

  On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The original Plan Notes, which are guaranteed by the Company, consisted of $88,000,000 of Series A and $62,000,000 of Series B Notes. The proceeds from the sale of the Plan Notes were used to repay the $150,000,000 bridge loan from the Company to the Plan. The bridge loan had earlier been made to finance the purchase of the Preferred Stock.

  On July 1, 1999, the Company refinanced $45,250,000 of Series A and $27,150,000 of Series A restructured notes. These notes, with respective interest rates of 8.42% and 9.04%, were replaced with $72,400,000 of new notes with a rate of 6.0% and are due in varying installments with a maturity date of January 1, 2006. At December 31, 2001, $58,500,000 was outstanding under these refinanced notes, which contain financial covenants that require the Company to maintain minimum amounts of net worth and fixed-charge coverage. The remaining $62,000,000 of Series B TASP notes outstanding at December 31, 2001 are subject to redemption at the option of the holders should a designated event occur or ratings by both Moody's and Standard & Poors of senior unsecured indebtedness decline below investment grade. The Series B Plan Notes bear interest at 8.5% per annum and are repayable in variable annual installments from January 1, 2007 to January 1, 2009.

  The interest expense on all Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws. For the years ended December 31, 2001 and 2000, principal payments were $7,500,000 and $6,400,000, respectively.

     Future maturities of the notes payable to be paid from preferred cash dividends and/or additional cash contributions from the Company are as follows:


                  Series   Series B      Total
                    A

       2002     $  8,700,000   $        -     $  8,700,000
       2003       10,100,000            -       10,100,000
       2004       12,000,000            -       12,000,000
       2005       12,700,000            -       12,700,000
       2006       15,000,000            -       15,000,000
    Thereafter           -       62,000,000     62,000,000

                $ 58,500,000   $ 62,000,000   $120,500,000


5.  Income Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated October 3, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


6.  Related Party Transactions

  Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

                                                            SCHEDULE I
                               CNF INC.
                         THRIFT AND STOCK PLAN
                            EIN 94-1444798
                             PLAN NO. 003
 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                        AS OF DECEMBER 31, 2001
                               (Note 6)

Identity of Issue   Description of Investment
Borrower, Lessor    Including Maturity Date,
     Similar        Rate of Interest, Collateral                 Current
     Party          Par or Maturity Value            Cost         Value

                 Shares in registered
                  investment companies:
*T. Rowe Price     Growth Stock Fund
                    (4,951,430.583 shares)      $136,366,103   $119,725,591
*T. Rowe Price     Equity Income Fund
                    (3,617,790.124 shares)        82,659,491     85,560,736
*T. Rowe Price     Science and Technology Fund
                    (3,866,037.997 shares)       142,442,884     80,877,515
*T. Rowe Price     International Stock Fund
                    (1,617,569.033 shares)        22,898,602     17,777,084
*T. Rowe Price     Small-Cap Stock Fund
                    (375,122.217 shares)           8,900,035      9,505,597
*T. Rowe Price     PIMCO Total Return Fund
                    (2,562,941.938 shares)        27,307,826     26,808,373



                 Common Trust Funds:
*T. Rowe Price     Equity Index Trust
                    (827,233.092 shares)          25,627,544     25,503,288
*T. Rowe Price     Bond Index Trust
                    (440,961.927 shares)           7,394,389      8,148,976
*T. Rowe Price     U.S. Treasury Money Market
                    Trust (70,383,475.260
                    shares)                       70,383,475     70,383,475
*T. Rowe Price     Retirement Strategy
                    Trust-Balanced
                    (1,703,990.696 shares)        32,794,972     35,766,765
Morgan Stanley     Morgan Stanley Institutional
                    Fund Trust Mid Cap Growth
                    Portfolio (53,114.987
                    shares)                          958,920        913,047

*Plan            Participant loans with
Participants      interest from 7.00% to
                  11.00% and maturity dates
                  from 2002 to 2006                      -       43,657,726

                 Common Stock:
*CNF Inc.          Unrestricted CNF Common Stock
                    (1,171,371.599 shares)        33,286,218     39,299,517
*CNF Inc.          Restricted CNF Common Stock
                    (1,535,883.537 shares)        41,756,025     51,528,893

                 Preferred Stock:
*CNF Inc.          CNF Preferred Stock -
                    Allocated (301,055.855
                    shares)                       45,790,618     66,533,565
*CNF Inc.          CNF Preferred Stock -
                    Unallocated (495,509.445
                    shares)                       75,230,485    109,507,587

                                                               $791,497,735

*Represents a party-in-interest as of December 31, 2001.

NOTE:  Cost is calculated using the moving average method.


            See accompanying independent auditors' report.